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22006873

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SEC FILE NUMBER
8-53100

SEC Mail Processing

AUG 3 0 2022

Washington, DC

FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/21 (MM/DD/YY) AND ENDING 06/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BDO CAPITAL ADVISORS. LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

ONE INTERNATIONAL PLACE. 4th FLOOR
(No. and Street)

BOSTON (City) MA (State) 02110 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROBERT SNAPE (Name) (339) 236-1050 (Area Code – Telephone Number) bsnape@bdocap.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MRPR GROUP. PC
(Name – if individual, state last, first, and middle name)

28411 NORTHWESTERN HWY. SUITE 800 (Address) SOUTHFIELD (City) MI (State) 48034 (Zip Code)

09/22/2009 (Date of Registration with PCAOB)(if applicable) 3744 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ROBERT A. SNAPE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BDO CAPITAL ADVISORS, LLC, as of JUNE 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: PRESIDENT

JODY LEWIS
Notary Public
Commonwealth of Massachusetts
My Commission Expires Aug. 30, 2024

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents

M-R-P-R
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
BDO Capital Advisors, LLC
Boston, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BDO Capital Advisors, LLC (a Delaware Limited Liability Company) as of June 30, 2022 and 2021, the related statements of operations, changes in member's equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BDO Capital Advisors, LLC as of June 30, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BDO Capital Advisors, LLC's management. Our responsibility is to express an opinion on BDO Capital Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BDO Capital Advisors, LLC in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of BDO Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of BDO Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

MRPR Group, P.C.

We have served as BDO Capital Advisors, LLC's auditor since 2013.
Southfield, MI
July 29, 2022

One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O **248.357.9000** • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O **734.429.7172** • F 734.429.7383
www.mrpr.com

BDO CAPITAL ADVISORS, LLC

STATEMENTS OF FINANCIAL CONDITION
June 30, 2022 and 2021

ASSETS

	2022	2021
ASSETS		
Cash and cash equivalents	$ 21,432,552	$ 6,956,729
Accounts receivable, net of allowance for doubtful accounts of $25,000	222,087	271,582
Prepaid expenses	50,048	44,389
Work in progress	7,913	1,007
TOTAL ASSETS	$ 21,712,600	$ 7,273,707

LIABILITIES AND MEMBER'S EQUITY

	2022	2021
LIABILITIES		
Accounts payable	$ 2,106	$ -
Contract liabilities	476,045	804,341
Accrued liabilities	8,759,440	4,530,089
Due to related parties	1,136,004	307,496
Total liabilities	10,373,595	5,641,926
MEMBER'S EQUITY	11,339,005	1,631,781
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 21,712,600	$ 7,273,707

See accompanying notes to financial statements.

BDO CAPITAL ADVISORS, LLC

STATEMENTS OF OPERATIONS
For the Years Ended June 30, 2022 and 2021

	2022	2021
REVENUES:		
Management and financial advisory fees	$ 35,353,003	$ 13,984,185
OPERATING EXPENSES:		
Employee compensation and benefits	12,549,015	7,377,792
Communications	24,127	15,808
Professional fees	79	309
Occupancy and equipment rental	194,600	215,800
Travel and entertainment	25,758	1,393
General and administrative	3,318,272	2,026,839
Total operating expenses	16,111,851	9,637,941
OPERATING INCOME	19,241,152	4,346,244
OTHER INCOME:		
Interest income, net of interest expense	20,483	12,211
NET INCOME	$ 19,261,635	$ 4,358,455

See accompanying notes to financial statements.

BDO CAPITAL ADVISORS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the Years Ended June 30, 2022 and 2021

Balance at June 30, 2020	$ 1,523,326
Capital distributions	(4,250,000)
Net income	4,358,455
Balance at June 30, 2021	$ 1,631,781
Capital distributions	(9,554,411)
Net income	19,261,635
Balance at June 30, 2022	$ 11,339,005

See accompanying notes to financial statements.

BDO CAPITAL ADVISORS, LLC

STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2022 and 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 19,261,635	$ 4,358,455
Adjustments to reconcile net income to net cash from operating activities		
Changes in operating assets and liabilities:		
Accounts receivable	49,495	(208,552)
Work in progress	(6,906)	22,806
Prepaid expenses	(5,659)	(6,717)
Accounts payable	2,106	(16,288)
Deferred revenue	(328,296)	300,775
Accrued liabilities	4,229,351	4,476,961
Net cash from operating activities	23,201,726	8,927,440
CASH FLOWS USED IN FINANCING ACTIVITIES		
Net change in due to from related parties - net	828,508	(279,200)
Member's capital distributions	(9,554,411)	(4,250,000)
Net cash (used in) financing activities	(8,725,903)	(4,529,200)
NET INCREASE IN CASH AND CASH EQUIVALENTS	14,475,823	4,398,240
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	6,956,729	2,558,489
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 21,432,552	$ 6,956,729
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	-	-

See accompanying notes to financial statements.

NOTE 1 - Nature of Operations

BDO Capital Advisors, LLC (the "Company") has operations in New York, New York; Boston, Massachusetts; Los Angeles, California, Atlanta, Georgia, Houston, Texas, Richmond, Virginia, and Chicago, Illinois. The Company is a middle market boutique investment bank that focuses on four service areas: mergers and acquisition advisory, private capital raising, board advisory services and ESOP services. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. ("FINRA").

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of Delaware. The Company's operating agreement expires on December 31, 2025. As a limited liability company, the members' liability is limited to the extent of their direct equity investment.

NOTE 2 - Summary of Significant Accounting Policies

Revenue Recognition

The Company records revenue when the following five steps have been completed, while using significant judgement:

1) Identification of the contract(s) with a customer
2) Identification of the performance obligation(s) in the contract
3) Determination of the transaction price
4) Allocation of the transaction price to the performance obligations in the contract; and
5) Recognition of revenue, when or as, performance obligations are satisfied.

The Company records revenue when performance obligations are satisfied by transferring control of a promised good or service to a customer. The Company evaluates the transfer of control primarily from the customer's perspective where the customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, that good or service. The majority of the Company's contracts do not give rise to variable consideration that would otherwise decrease the transaction price which would reduce revenue. Certain contracts, however, may include variable consideration in the form purchase price/working capital adjustments after the performance obligation has been met. The Company allocates the transaction price to each distinct performance obligation based on the estimated standalone selling price for each performance obligation.

The Company generally recognizes advisory fee revenues for mergers and acquisitions and ESOP engagements at the earlier of the announcement date or transaction date, as the performance obligation is typically satisfied at such time. Upfront fees and retainer fees are generally deferred until the announcement or transaction date, as they are considered constrained prior to the announcement or transaction date. Fairness opinion fees are recognized when the opinion is delivered.

NOTE 2 - Summary of Significant Accounting Policies – (Continued)

Cash and Cash Equivalents

The statement of cash flows is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value.

Accounts Receivable

Accounts receivable consist of amounts due under various success fee and retainer fee arrangements with customers for various capital and development services rendered. Under a retainer fee arrangement, clients are invoiced in advance with net 30-day terms for the succeeding month's services to be performed. Success fee arrangements are based on a preset formula determined at the commencement of each engagement. Occasionally, clients are invoiced on an hourly rate basis. Credit is granted to clients after Company management approves the nature of the services to be performed. Interest is not charged on past due accounts.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of accounts that will not be collected.

Work in Progress

Work in progress consists of employee expenses and time that have not been billed to the respective client (unbilled accounts receivable) less employee expenses and time that have been billed (progress billings).

The carrying amount of work in progress is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected.

Income Taxes

As a single member limited liability company, the Company is a disregarded entity for federal income tax purposes and taxable income or loss is reported by its member. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

State income tax positions taken by the Company prior to single member limited liability status (April 2010) were recognized and measured under a more-likely-than-not success threshold. Management has evaluated the Company's various tax positions under this criteria for recognition, derecognition, and measurement in these financial statements. With few exceptions, the Company is no longer subject to state tax examinations for years before 2018. The Company also has a tax allocation agreement with it's member where the Company absorbs its pro-rata share of the state pass-through entity tax expenses based off of income associated with the location of where services are rendered.

The Company accrues interest related to unrecognized tax liabilities in interest expense and penalties in operating expenses. During the years ended June 30, 2022 and 2021, the Company did not have any accrued interest or penalties relating to unrecognized tax benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America issued by Financial Accounting Standards Board requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Summary of Significant Accounting Policies – (Continued)

Advertising

The Company follows the policy of charging the cost of advertising to expense as incurred. Total advertising costs totaled $(344) and $(275) for the years ended June 30, 2022 and 2021, respectively.

NOTE 3 - Retirement Plan

The Company maintains an employee 401(k) and profit sharing plan covering substantially all of its eligible employees, as defined by the plan. Under the terms of the plan, the Company may make discretionary matching contributions. The Company made matching contributions of $65,003 and $61,032 for the years ended June 30, 2022 and 2021, respectively.

NOTE 4 - Related Parties

The Company has a facilities usage agreement with one of its members to provide various occupancy services, including, but not limited to, telephone, computer support, and office space and services. The rent is adjusted quarterly based on equipment usage and the number of employees in each office. This agreement expires on June 30, 2022. The total amount paid to the member was $206,711 and $225,960 for the years ended June 30, 2022 and 2021, respectively. Balances owed to the member were $1,135,684 and $307,175 for the years ended June 30, 2022 and 2021, respectively.

The Company engaged in client services with a related party and total expenses incurred were $2,809,886 and $1,583,172 at June 30, 2022 and 2021, respectively. These expenses are included in General and administrative on the Statements of Operations.

Additionally, the Company reimburses related parties for costs paid on the Company's behalf and is reimbursed for other related parties' costs. The net unpaid portion of these expenses included in due to related parties at year end is $1,136,004 and $307,496 at June 30, 2022 and 2021, respectively. Total net expenses reimbursed for the years ended June 30, 2022 and 2021 were $202,818 and $200,876 respectively.

During fiscal year June 30, 2022 and June 30, 2021, distributions paid to the sole member were $9,554,411 and $4,250,000, respectively.

NOTE 5 - Concentrations of Credit Risk/Significant Clients

Cash Balance

The Company maintains its cash balances primarily in area banks. Cash balances are insured up to $250,000 per bank and unlimited for non-interest bearing accounts by the FDIC. The Company has cash balances on deposit with a bank at June 30, 2022 and June 30, 2021 that exceeds the FDIC insured amounts.

Major Customers

For the year ended June 30, 2022, the Company derived approximately 90% of its revenue from nine clients. There was $183,813 due from one of these clients as of June 30, 2022.

For the year ended June 30, 2021, the Company derived approximately 80% of its revenue from seven clients. There was no balance due from these clients as of June 30, 2021.

NOTE 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2022, the Company had net capital of $11,058,957 which was $10,367,384 in excess of its required net capital of $691,573. At June 30, 2022, the Company's ratio of aggregate indebtedness to net capital was .9 to 1.

There are no differences between the Computation of Net Capital as reported in the June 30, 2022 Focus Report and the amount reported in the audited financial statements.

NOTE 7 – Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through July 29, 2022, the date the financial statements were available to be issued. There were no subsequent events identified.

BDO CAPITAL ADVISORS, LLC
SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
June 30, 2022

Broker or Dealer: **BDO Capital Advisors, LLC** — as of June 30, 2022

1. Total ownership equity from Statement of Financial Condition			$ 11,339,005	{3840}
2. Deduct ownership equity not allowable for Net Capital				{3890}
3. Total ownership equity qualified for Net Capital			11,339,005	{3500}
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				{3720}
B. Other (deductions) or allowable credits (list)				{3525}
5. Total capital and allowable subordinated liabilities			11,339,005	{3530}
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)*	280,048	{3540}		
B. Secured demand note deficiency		{3590}		
C. Commodity futures contracts and spot commodities- proprietary capital charges		{3600}		
D. Other deductions and/or charges		{3610}	(280,048)	{3620}
7. Other additions and/or allowable credits (list)				{3630}
8. Net capital before haircuts on securities positions			11,058,957	{3640}
9. Haircuts on securities (computed, where applicable, pursuant to 15c-3-1(f))				
A. Contractual securities commitments		{3660}		
B. Subordinated securities borrowings		{3670}		
C. Trading and investment securities:				
1. Exempted securities		{3735}		
2. Debt securities		{3733}		
3. Options		{3730}		
4. Other securities		{3734}		
D. Undue concentrations		{3650}		
E. Other (list)		{3736}		{3740}
10. Net Capital			$ 11,058,957	{3750}

Non-allowable assets include:	
Accounts receivable, net	$ 222,087
Prepaid expenses	50,048
Work in Process	7,913
Total non-allowable assets	$ 280,048

BDO CAPITAL ADVISORS, LLC
SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
June 30, 2022

Broker or Dealer: **BDO Capital Advisors, LLC** — as of June 30, 2022

Part A

11. Minimum net capital required (6 2/3% of line 18)	$ 691,573	{3756}
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)	5,000	{3758}
13. Net capital requirement (greater of line 11 or 12)	691,573	{3760}
14. Excess net capital (line 10 less line 13)	10,367,384	{3770}
15. Excess net capital at 1000% (line 10 less 10% of line 18)	10,021,598	{3780}

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			$10,373,595	{3790}
17. Add:				
A. Drafts for immediate credit demand note deficiency	________	{3800}		
B. Market value of securities borrowed for which no equivalent Value is paid or credited	________	{3810}		
C. Other unrecorded amounts (list)	________	{3820}	________	{3630}
18. Total aggregate indebtedness			$10,373,595	{3840}
19. Percentage of aggregate indebtedness to net capital (line 18 / line 10)			93.80%	{3850}
20. Percentage of debt to debt-equity total computed in accordance with rule 15c3-1(d)			0%	{3860}

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits, if the alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

(D) There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF Rule 17a-5

A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are not differences between the Company's computation of net capital and the computation contained herein.

Broker or Dealer: **BDO Capital Advisors, LLC** as of June 30, 2022

The Company has no reserve deposit obligations from the Computation for Determination of Reserve Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission. The Company is considered "Non-Covered Firm" pursuant to footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to mergers and acquisition advisory, private capital raising, and board advisory services.

Broker or Dealer: **BDO Capital Advisors, LLC** as of June 30, 2022

The Company has no Information for Possession or Control Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission. The Company is considered "Non-Covered Firm" pursuant to footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to mergers and acquisition advisory, private capital raising, and board advisory services.

MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
BDO Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) BDO Capital Advisors, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BDO Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BDO Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

MRPR Group, P.C.

Southfield, Michigan
August 3, 2022

One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O **248.357.9000** • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O **734.429.7172** • F 734.429.7383
www.mrpr.com

BDO CAPITAL ADVISORS, LLC

BDO Capital Advisors LLC's Exemption Report

BDO Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers and (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BDO Capital Advisors, LLC

I, Robert A. Snape, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Robert A. Snape

Title: President

August 3, 2022